NO ACT

PE 1-18-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040730

Received SEC
FEB 28 2008
Washington, DC 20549

February 28, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/28/2008

Clay A. Halvorsen
Standard Pacific Corp.
15326 Alton Parkway
Irvine, CA 92618-2338

Re: Standard Pacific Corp.
Incoming letter dated January 18, 2008

Dear Mr. Halvorsen:

This is in response to your letter dated January 18, 2008 concerning the shareholder proposal submitted to Standard Pacific by the Nathan Cummings Foundation and the General Board of Pension and Health Benefits of the United Methodist Church. We also have received a letter from the Nathan Cummings Foundation dated February 12, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

Enclosures

cc: Laura J. Shaffer
Director of Shareholder Activities
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, NY 10018

Vidette Bullock Mixon
General Board of Pension and Health Benefits
of the United Methodist Church
Director, Corporate Relations
1201 Davis Street
Evanston, IL 60201-4118

STANDARD PACIFIC HOMES

RECEIVED

2008 JAN 22 PM 12:46

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 18, 2008

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of the Nathan Cummings Foundation et al.*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Standard Pacific Corp. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Stockholders Meeting (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from the Nathan Cummings Foundation and co-filed by the General Board of Pension and Health Benefits of the United Methodist Church (both organizations are collectively referred to herein as the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Board of Directors of the Company (the "Board") "adopt quantitative goals, based on available technologies, for reducing total greenhouse gas emissions from the Company's products and operations and report to stockholders by December 31, 2008, on its plans to achieve those goals." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations, specifically the evaluation of risk.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with Matters Related to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release adopting the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Staff consistently has concurred that stockholder proposals requesting an assessment of risks or liabilities are excludable under Rule 14a-8(i)(7) because they relate to a company's day-to-day operations. *See, e.g., The Chubb Corp.* (avail. Feb. 26, 2007) (stockholder proposal requesting that the board provide a report describing the company's position relating to climate change, including on the topics of the science of climate change, public policy and legislation, the effect climate change may have on the company, and steps taken by the company in response to climate change concerns); *Pulte Homes, Inc.* (avail. Mar. 1, 2007) (stockholder proposal requesting an assessment of the company's "response to rising regulatory, competitive and public pressure to increase energy efficiencies"); *Wachovia Corp.* (avail. Feb. 10, 2006) (stockholder proposal requesting that the board prepare a report on the effect on the company's business strategy of the challenges created by global climate change).

We believe that the Proposal is not distinguishable from these instances in which the Staff concurred that stockholder proposals were excludable under Rule 14a-8(i)(7) as relating to an evaluation of risk. While the Proposal does not specifically use the word "risk," in order for the Board to undertake the requested action—develop quantitative goals for reducing greenhouse gas emissions from the Company's products and operations—it must of necessity do a risk assessment similar to the risk analysis requested in stockholder proposals that expressly use the word "risk." The Company is a leading builder of single-family attached and detached homes, which are built using a broad range of products and which sell in many geographic areas and at various price points. For the Company to determine appropriate quantitative goals to reduce greenhouse gases in its house designs, it must necessarily undertake an internal assessment of the relative costs, benefits, risks and liabilities of various possible approaches and available technologies. This internal assessment is part of the Company's day-to-day operations and implicates the Company's ordinary business. Thus, because the primary action of the Company to address the Proposal is an evaluation of economic risks and benefits of various available technologies and design approaches, we believe that the Proposal is excludable under Rule 14a-8(i)(7) as relating to an evaluation of risk.

The excludability of the Proposal is further supported by Staff precedent indicating that the Staff looks beyond whether the stockholder proposal refers specifically to an assessment of risk in determining whether the proposal is excludable on this basis. For example, in response to a prior no-action request submitted by the Company, the Staff concurred that the Company could exclude, as relating to "evaluation of risk," a proposal requesting that the Company "assess its response" to rising regulatory, competitive, and public pressure to increase energy efficiency. *Standard Pacific Corp.* (avail. Jan. 29, 2007). *See also ACE Ltd.* (avail. Mar. 19, 2007) (concurring with the exclusion of a stockholder proposal requesting that the board provide a report describing the company's strategy and actions related to climate change, including on the topics of the science of climate change, public policy and legislation, the effect climate change may have on the company, and steps taken by the company in response to climate change because it related to an evaluation of risk); *Great Plains Energy Inc.* (avail. Feb. 27, 2007) (proposal requesting a "financial analysis of the impact" of a carbon dioxide emissions tax was excludable as calling for an evaluation of risk); *Wells Fargo & Co.* (avail. Feb. 16, 2006) (proposal requesting a report on the effect on Wells Fargo's business strategy of the challenges created by global climate change was excludable because it called for an evaluation of risk); *The Dow Chemical Co.* (avail. Feb. 23, 2005) (concurring with the exclusion under Rule 14a-8(i)(7) of a stockholder proposal requesting a report describing the reputational and financial impact of the company's response to pending litigation because it related to an evaluation of risks and liabilities); *American International Group, Inc.* (avail. Feb. 19, 2004) (concurring that the company could exclude a proposal that requested the board of directors to report on "*the economic effects* of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy," because it called for an evaluation of risks and benefits) (*emphasis supplied*). In this regard, careful drafting of the Proposal to eliminate any reference to "risks" or "liabilities" should not be sufficient to distract from the internal assessment of risks, costs, benefits and liabilities that the Company would face in establishing the "quantitative goals" requested in the Proposal.

The Proposal also is distinguishable from stockholder proposals that "focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health," which the Staff has not permitted to be excluded. In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated that where a stockholder proposal does not seek an internal assessment of the company's risks and liabilities arising from operations, but instead focuses on the company acting to alter or eliminate activities that have an adverse effect on the environment or that have other significant social policy implications, it may not be properly excluded. For example, SLB 14C cites *Exxon Mobil Corp.* (avail. Mar. 18, 2005) as an example of a proposal that is not excludable because it relates to "the company minimizing or eliminating operations that may adversely affect the environment or the public's health." The stockholder proposal in *Exxon Mobil* requested a report "on the potential environmental damage that would result from the company drilling for oil and gas in protected areas." The Company is a diversified homebuilder, and the Proposal does not focus on the Company exiting or minimizing any portion of its home building operations that produce greenhouse gases, as in *Exxon Mobil*. Instead, the Proposal requests "quantitative goals" that cannot be established without the Company initially conducting a Company-wide internal assessment of its operations to determine the risks, costs, benefits and liabilities that the Company would face in adopting various available technologies.

We recognize that the Staff has concluded that certain operations-related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances, but we do not believe that to be the case with the Proposal. In this regard, the Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. Most recently, the Staff affirmed this position in *Peregrine Pharmaceuticals Inc.* (avail. July 31, 2007), stating that a proposal recommending that the board appoint a committee of independent directors to evaluate the strategic direction of the company and the performance of the management team could be excluded under Rule 14a-8(i)(7) as relating to ordinary business matters. The Staff noted, "that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Peregrine omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." Similarly, in *General Motors Corp.* (avail. Apr. 4, 2007), a proposal requesting that the board institute an executive compensation program that tracks progress in improving the fuel economy of GM vehicles was excludable under Rule 14a-8(i)(7). The Staff stated, "[i]n this regard we note that while the proposal mentions executive compensation, the thrust and focus of the proposal is on ordinary business matters." *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters). As noted above, the assessment of risk requested by the Proposal implicates the Company's ordinary business operations.

Therefore, we do not believe that it is necessary to consider whether the Proposal may touch upon a significant policy issue, since the Proposal addresses ordinary business issues. In this regard, establishing " quantitative goals . . . for reducing total greenhouse gas emissions from the Company's products and operations" cannot be achieved without the Company first conducting an internal assessment of the costs, benefits, risks and liabilities of the various approaches the Company could take. Thus, we believe that the Proposal may be excluded under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (949) 789-1618.

Sincerely,

Clay A. Halvorsen

Enclosures

cc: Laura J. Shaffer, The Nathan Cummings Foundation
Daniel P. Nielsen, General Board of Pension and Health Benefits of the United Methodist Church

100372428_3.DOC

EXHIBIT A

THE · NATHAN · CUMMINGS · FOUNDATION

December 6, 2007

Clay A. Halvorsen
Secretary
Standard Pacific Corp.
15326 Alton Parkway
Irvine, CA 92618-2338

Dear Mr. Halvorsen:

The Nathan Cummings Foundation is an endowed institution with approximately $570 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in Standard Pacific Corporation's proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate an indication in the proxy statement that the Nathan Cummings Foundation is the primary proponent of this resolution. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of 170 shares of Standard Pacific Corporation stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is included with this letter. We have continuously held these shares for more than one year and will continue to hold these shares through the shareholder meeting.

Due to the roughly 70% decline in the value of Standard Pacific's stock over the last three months alone, the Nathan Cummings Foundation does not meet the filing threshold on its own. The Nathan Cummings Foundation will be joined in filing this resolution by a number of co-filers. All holdings should be aggregated for the purposes of the filing threshold.

If you have any questions or concerns about this resolution or would like to speak with us about your efforts to address climate change, please contact Laura Shaffer at (212) 787-7300. Thank you for your time.

Sincerely,

Lance E. Lindblom
President and CEO

Laura J. Shaffer
Director of Shareholder Activities

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

The Intergovernmental Panel on Climate Change (IPCC) recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. Debate surrounding climate change now focuses not on whether a problem exists but rather on the best means for abatement and adaptation.

The rise in average global temperatures resulting from climate change is expected to have significant adverse impacts. According to *Business Week*, many scientists agree that the warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including droughts and wild fires. Thermal expansion and melting ice sheets are expected to lead to rising sea levels, with significant implications for coastal communities. Rising temperatures will also impact fresh water supplies. California's Department of Water Resources, for instance, has stated that, "Adapting California's water management systems to climate change presents one of the most significant challenges for the 21st century."

Climate change also has important economic implications. The *Stern Review*, often cited as the most comprehensive overview of the economics of climate change, estimated that the cumulative economic impacts of climate change could be equivalent to a loss of up to 20% of average world-wide consumption if action is not taken quickly. A more general pronouncement in the IPCC's report, *Climate Change 2007: Impacts, Adaptation and Vulnerability*, observed that "Taken as a whole, the range of published evidence indicates that the net damage costs of climate change are likely to be significant and to increase over time."

According to the *Washington Post*, "Buildings are the largest source of the greenhouse-gas emissions that are causing global warming, and in the United States, half of building-related emissions are from houses." The EPA estimates that the residential end-use sector accounted for 21% of CO2 emissions from fossil fuel combustion in 2005.

With residential end-use accounting for such a high proportion of GHG emissions stemming from fossil fuel combustion, a number of recent studies have focused on energy efficiency improvements in residential dwellings as a potential source of emission reductions. One recent study in *The McKinsey Quarterly* found that nearly a quarter of cost-effective GHG abatement potential involves efficiency-enhancing measures geared at reducing demand in the buildings and transportation sectors. A second McKinsey study concluded that the residential sector represents the single-largest opportunity to raise energy productivity, noting that, "The adoption of available technologies (including high-efficiency building shells, compact fluorescent lighting, and high-efficiency water heating) would cut ... end-use demand for energy by 32 QBTUs in 2020, equivalent to 5 percent of global end-user demand in that year."

RESOLVED:
Shareholders request that the Board of Directors adopt quantitative goals, based on available technologies, for reducing total greenhouse gas emissions from the Company's products and operations and report to shareholders by December 31, 2008, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

December 6, 2007

To Whom It May Concern:

This letter will verify that the Nathan Cummings Foundation held 170 shares of Standard Pacific Corp worth $521.90 as of December 3, 2007. The Nathan Cummings Foundation has held Standard Pacific for more than one year and will continue to hold it at the time of your next annual meeting.

The Northern Trust Company serves as custodian and record holder for the Nathan Cummings Foundation. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Laura Shaffer is a representative of the Nathan Cummings Foundation and is authorized to act in their behalf with respect to matters pertaining to this proposal.

Sincerely,

Frank Fauser
Vice President

Holdings for Nathan Cummings Foundation as of December 3, 2007

Custodian: Northern Trust Company

Account name	Account #	Asset Description	Shares	Market Value	Cusip	Symbol
N CUMMINGS		Standard Pacific Corp	170.00	521.90	85375C101	SPF

General Board of Pension and Health Benefits
of The United Methodist Church

Caring For Those Who Serve

1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

December 6, 2007

Clay A. Halvorsen
Corporate Secretary
Standard Pacific Corp.
15326 Alton Parkway
Irvine, CA 92618-2338

Re: Shareholder Proposal

Dear Mr. Halvorsen:

I am writing on behalf of the General Board of Pension and Health Benefits, beneficial owner of 479,690 shares of Standard Pacific stock. I am co-filing the enclosed shareholder proposal with the Nathan Cummings Foundation for consideration and action at your 2007 Annual Meeting. In brief, the proposal requests Standard Pacific to adopt goals for reducing greenhouse gas emissions from our Company's products and operations. Consistent with Regulation 14A-12 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A-8, the General Board has continuously held Standard Pacific shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership will be sent under separate cover. It is the General Board's intent to maintain ownership of Standard Pacific stock through the date of the 2008 Annual Meeting.

The General Board believes that responsible companies are proactively managing their relationships to the environment and mitigating the negative impacts they have. Last week, 150 global business leaders signed the Bali Communiqué calling for a binding UN framework to address climate change. Companies at the forefront of this issue are better positioned to respond to changes in legislation and consumer demands and provide additional shareholder value.

If you have any questions concerning this resolution, please contact Laura Shaffer, Director of Shareholder Activities at the Nathan Cummings Foundation, at 212-787-7300 or laura.shaffer@nathancummings.org. Specific issues related to the General Board may be directed to Dan Nielsen, Manager of Socially Responsible Investing at 847-866-4592 or daniel_nielsen@gbophb.org.

Thank you in advance for your time and attention.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director, Corporate Relations

Standard Pacific - 2008

The Intergovernmental Panel on Climate Change (IPCC) recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. Debate surrounding climate change now focuses not on whether a problem exists but rather on the best means for abatement and adaptation.

The rise in average global temperatures resulting from climate change is expected to have significant adverse impacts. According to *Business Week*, many scientists agree that the warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including droughts and wild fires. Thermal expansion and melting ice sheets are expected to lead to rising sea levels, with significant implications for coastal communities. Rising temperatures will also impact fresh water supplies. California's Department of Water Resources, for instance, has stated that, "Adapting California's water management systems to climate change presents one of the most significant challenges for the 21st century."

Climate change also has important economic implications. The *Stern Review*, often cited as the most comprehensive overview of the economics of climate change, estimated that the cumulative economic impacts of climate change could be equivalent to a loss of up to 20% of average world-wide consumption if action is not taken quickly. A more general pronouncement in the IPCC's report, *Climate Change 2007: Impacts, Adaptation and Vulnerability*, observed that "Taken as a whole, the range of published evidence indicates that the net damage costs of climate change are likely to be significant and to increase over time."

According to the *Washington Post*, "Buildings are the largest source of the greenhouse-gas emissions that are causing global warming, and in the United States, half of building-related emissions are from houses." The EPA estimates that the residential end-use sector accounted for 21% of CO_2 emissions from fossil fuel combustion in 2005.

With residential end-use accounting for such a high proportion of GHG emissions stemming from fossil fuel combustion, a number of recent studies have focused on energy efficiency improvements in residential dwellings as a potential source of emission reductions. One recent study in *The McKinsey Quarterly* found that nearly a quarter of cost-effective GHG abatement potential involves efficiency-enhancing measures geared at reducing demand in the buildings and transportation sectors. A second McKinsey study concluded that the residential sector represents the single-largest opportunity to raise energy productivity, noting that, "The adoption of available technologies (including high-efficiency building shells, compact fluorescent lighting, and high-efficiency water heating) would cut ... end-use demand for energy by 32 QBTUs in 2020, equivalent to 5 percent of global end-user demand in that year."

RESOLVED:
Shareholders request that the Board of Directors adopt quantitative goals, based on available technologies, for reducing total greenhouse gas emissions from the Company's products and operations and report to shareholders by December 31, 2008, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

SEIU
Stronger Together

Via Overnight Mail

December 10, 2007

Clay A. Halvorsen
Secretary
Standard Pacific Corp.
15326 Alton Parkway
Irvine, CA 92618-2338

Dear Mr. Halvorsen:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2007 proxy statement of Standard Pacific Corp. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Standard Pacific shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held. The Trust is co-filing this proposal with The Nathan Cummings Foundation, who is serving as lead filer and primary contact.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. A proof of share ownership letter is being sent to you, under separate cover, following this filing. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Stephen Abrecht
Executive Director of Benefit Funds

SA:TR:bh
Attachment

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

The Intergovernmental Panel on Climate Change (IPCC) recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. Debate surrounding climate change now focuses not on whether a problem exists but rather on the best means for abatement and adaptation.

The rise in average global temperatures resulting from climate change is expected to have significant adverse impacts. According to *Business Week*, many scientists agree that the warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including droughts and wild fires. Thermal expansion and melting ice sheets are expected to lead to rising sea levels, with significant implications for coastal communities. Rising temperatures will also impact fresh water supplies. California's Department of Water Resources, for instance, has stated that, "Adapting California's water management systems to climate change presents one of the most significant challenges for the 21st century."

Climate change also has important economic implications. The *Stern Review*, often cited as the most comprehensive overview of the economics of climate change, estimated that the cumulative economic impacts of climate change could be equivalent to a loss of up to 20% of average world-wide consumption if action is not taken quickly. A more general pronouncement in the IPCC's report, *Climate Change 2007: Impacts, Adaptation and Vulnerability*, observed that "Taken as a whole, the range of published evidence indicates that the net damage costs of climate change are likely to be significant and to increase over time."

According to the *Washington Post*, "Buildings are the largest source of the greenhouse-gas emissions that are causing global warming, and in the United States, half of building-related emissions are from houses." The EPA estimates that the residential end-use sector accounted for 21% of CO2 emissions from fossil fuel combustion in 2005.

With residential end-use accounting for such a high proportion of GHG emissions stemming from fossil fuel combustion, a number of recent studies have focused on energy efficiency improvements in residential dwellings as a potential source of emission reductions. One recent study in *The McKinsey Quarterly* found that nearly a quarter of cost-effective GHG abatement potential involves efficiency-enhancing measures geared at reducing demand in the buildings and transportation sectors. A second McKinsey study concluded that the residential sector represents the single-largest opportunity to raise energy productivity, noting that, "The adoption of available technologies (including high-efficiency building shells, compact fluorescent lighting, and high-efficiency water heating) would cut ... end-use demand for energy by 32 QBTUs in 2020, equivalent to 5 percent of global end-user demand in that year."

RESOLVED:
Shareholders request that the Board of Directors adopt quantitative goals, based on available technologies, for reducing total greenhouse gas emissions from the Company's products and operations and report to shareholders by December 31, 2008, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

STANDARD PACIFIC HOMES

December 19, 2007

VIA FEDERAL EXPRESS

Laura J. Shaffer
Director of Shareholder Activities
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, NY 10018

Stephen Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
11 Dupont Circle, N.W., Suite 900
Washington, DC 20036-1202

Dan Nielsen
Manager of Socially Responsible Investing
General Board of Pension and Health Benefits of the United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

Dear Ms. Shaffer and Messrs. Abrecht and Nielsen:

I am writing on behalf of Standard Pacific Corp. (the "Company"), which received on December 11, 2007, your stockholder proposal requesting a report on reducing greenhouse gas emissions for consideration at the Company's 2008 Annual Meeting of Stockholders (the "Proposal"). We received the Proposal from The Nathan Cummings Foundation (the "Primary Proponent"), the SEIU Master Trust and the General Board of Pension and Health Benefits of the United Methodist Church (each a "Co-Proponent," and together with the Primary Proponent, the "Proponents").

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponents are the record owners of sufficient shares in the aggregate to satisfy this requirement. In addition, the proof of ownership submitted by the Primary Proponent from The Northern Trust Company, dated December 6, 2007, does not meet the filing threshold set forth in Rule 14a-8(b). Moreover, we have not received proof of ownership from either of

15326 Alton Parkway, Irvine, CA 92618-2338 | TEL 949.789.1600 | FAX 949.789.1609 | www.standardpacifichomes.com the Co-Proponents. Thus, to date the Proponents have not satisfied Rule 14a-8's ownership requirements as of the date the Proposal was submitted to the Company.

To remedy this defect, the Co-Proponents must submit sufficient proof of their ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holders of the Co-Proponents' shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted to the Company, the Co-Proponents continuously held in the aggregate (together with the Primary Proponent) the requisite number of Company shares for at least one year; or

- if the Co-Proponents have filed with the Securities and Exchange Commission ("SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Co-Proponents' ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Co-Proponents continuously held the required number of shares for the one-year period.

The SEC's rules require that your responses to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address provided above or by facsimile at (949) 789-1608. For your reference, I enclosed a copy of Rule 14a-8.

If you have any questions concerning the foregoing, please do not hesitate to contact me at (949) 789-1618.

Sincerely,

STANDARD PACIFIC CORP.

Clay A. Halvorsen
Executive Vice President, General Counsel
and Secretary

Enclosure

0712020CH

Shareholder Proposals - Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve
1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

RECEIVED DEC 26 2007

December 21, 2007

Clay A. Halvorsen
Executive Vice President, General Counsel, and Secretary
Standard Pacific Corporation
15326 Alton Parkway
Irvine, CA 92618-2338

Re: Ownership Confirmation for Shareholder Proposal

Dear Mr. Halvorsen:

Yesterday I received a letter from you (dated December 19, 2007) with regards to a shareholder proposal requesting a report on adopting goals for reducing greenhouse gas emissions. In the letter, you state that Standard Pacific has not yet received proof of ownership from the General Board.

On December 7, 2007, I faxed to you at 949-789-1609 a copy of a letter from the General Board's custodial bank, BNY Mellon, attesting to the fact that the General Board has consistently maintained ownership of at least $2,000 of Standard Pacific stock dating from November 30, 2006.

I have enclosed a copy of the fax, which includes the BNY Mellon letter. I believe that this will satisfy the proof of ownership requirement in SEC Rule 14a-8(b).

If you have additional concerns, please don't hesitate to contact me at 847-866-4592 or via e-mail at daniel_nielsen@gbophb.org.

Sincerely,

Dan Nielsen
Manager of Socially Responsible Investing

GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve

1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

December 7, 2007

Clay A. Halvorsen
Corporate Secretary
Standard Pacific Corp.
15326 Alton Parkway
Irvine, CA 92618-2338

Re: Shareholder Proposal

Dear Mr. Halvorsen:

Yesterday I mailed to you via Federal Express the attached shareholder resolution and cover letter submitted on behalf of the General Board for inclusion in the proxy statement for the company's 2008 annual meeting.

With regard to that proposal, please find attached an ownership confirmation letter from the General Board's custodial bank affirming that the General Board has continuously held at least $2,000 worth of Standard Pacific stock for at least one year prior to filing the proposal.

If you have any questions or comments, please contact Daniel Nielsen, Manager of Socially Responsible Investing, at daniel_nielsen@gbophb.org or by phone at 847-866-4592.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director, Corporate Relations

ENCLOSURES

BNY MELLON | ASSET SERVICING

One Mellon Center Pittsburgh, Pa 15258

December 6, 2007

Vidette Bullock Mixon
General Board of Pension and Health Benefits
Of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Ms. Bullock Mixon:

This letter is in response to a request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church have continuously owned shares of Standard Pacific Corp stock, since November 30, 2006 and that those shares have continuously maintained a market value of at least $2,000.00.

The security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-236-4268 with any questions.

Sincerely,

Jules Selia
Service Delivery Officer
BNY Mellon

SEIU®
Stronger Together

January 8, 2008

Clay A. Halvorsen
Executive Vice President, General Counsel, and Secretary
Standard Pacific Homes
15326 Alton Parkway
Irvine, CA 92618-2338

And via facsimile: 949-789-1608

Dear Mr. Halvorsen:

On behalf of the SEIU Master Trust ("the Trust"), I am writing to formally withdraw the Trust's proposal (the "Proposal") to Standard Pacific Homes (the "Company") on greenhouse gas emissions reductions, co-filed with The Nathan Cummings Foundation ("Lead Proponent") and the General Board of Pension and Health Benefits of the United Methodist Church, initially filed by the Lead Proponent on December 6th, 2007.

At this time, the Trust does not intend to present the aforementioned Proposal at the 2008 annual meeting of shareholders, and so, withdraws its request for the Company to present the Proposal in its 2008 proxy statement for a vote of shareholders. This request in no way nullifies the request by other shareholders (co-filers) or the Lead Proponent to have the Proposal presented in the 2008 Company proxy statement. We no longer have holdings in the Company, and therefore do not meet the requirements to file the Proposal.

We are, however, as shareholders in your industry, interested in what progress the Company makes regarding the initial Proposal request. Please keep us informed on climate-related reports and policies related to our initial request as they are available.

Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Stephen Abrecht
Executive Director of Benefit Funds

SA:TR:bh

cc: Laura Shaffer, The Nathan Cummings Foundation
Dan Nielsen, GBOPHB UMC

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

THE · NATHAN · CUMMINGS · FOUNDATION

RECEIVED
2008 FEB 13 AM 11:59
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 12, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Standard Pacific Corp. to omit stockholder proposal submitted by The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation") and the General Board of Pension and Health Benefits submitted a stockholder proposal (the "Proposal") to Standard Pacific Corp. ("Standard Pacific" or the "Company"). The Proposal asks Standard Pacific's board to adopt quantitative goals, based on available technologies, for reducing total greenhouse gas emissions from the Company's products and operations and report to stockholders by December 31, 2008.

By letter dated January 18, 2008, Standard Pacific stated that it intends to omit the Proposal from the proxy materials to be sent to stockholders in connection with the 2008 annual meeting of stockholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Standard Pacific argues that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(7), which allows a company to exclude a proposal that "deals with a matter related to the company's ordinary business operations." As set forth more fully below, Standard Pacific has not met its burden of establishing its entitlement to exclude the Proposal, and we respectfully urge that its request for relief be denied.

The Proposal Focuses on Minimizing or Eliminating Operations That May Adversely Affect the Environment, not on an Internal Assessment of Risks or Liabilities

In applying the ordinary business exclusion to proposals dealing with environmental and public health matters, the Staff distinguishes between proposals that focus on "an internal assessment of the risks or liabilities that the company faces as a

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

result of its operations that may adversely affect the environment or the public's health," which are excludable, and proposals that "focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health," which may not be omitted. (See Staff Legal Bulletin ("SLB") 14C) It is clear that the Proposal does not mention risk or speak in terms of financial or cost/benefit analysis. In that sense, the Proposal is distinguishable from the proposals at issue in the Great Plains Energy[1] and Dow Chemical[2] determinations cited by Standard Pacific. Further, unlike the ACE Ltd.[3], Wells Fargo,[4] American International Group, Inc.[5] and Wachovia[6] proposals, the Proposal does not seek disclosure on how a particular issue affects the Company's business strategy, which arguably requires an evaluation of risk.

Nonetheless, Standard Pacific claims that the Proposal is excludable because establishing the quantitative goals requested by the Proposal would require the Company to assess risks, costs, benefits and liabilities. But Standard Pacific's reasoning would obliterate the distinction set forth in SLB 14C. Any measures designed to "minimiz[e] or eliminat[e] operations that may adversely affect the environment" can be said to involve some internal analysis, which might take into account factors such as cost or risk to the company. Indeed, the example used by the Staff in SLB 14C—a proposal asking for a report on "potential damage that would result from the company drilling for oil and gas in protected areas"—would be excludable under Standard Pacific's approach.

Arguments much like the ones Standard Pacific now advances were rejected by the Staff just last year in Exxon Mobil Corporation.[7] Exxon Mobil argued that the proposal there, which was substantially similar to the Proposal, would require a complex cost/benefit analysis. The Staff declined to concur with Exxon Mobil's view that the proposal could be excluded on ordinary business grounds.

Standard Pacific's argument cannot obscure the clear language of the Proposal. It is difficult to imagine how the action the Proposal requests—the establishment of quantitative goals for greenhouse gas emission reduction—can not be said to minimize the Company's adverse impact on the environment. Standard Pacific's confusing point that the Proposal does not identify the precise "portion" of Standard Pacific's operations that produces greenhouse gas emissions does not change this analysis. (It is worth noting, however, that the supporting statement asserts that residential end-use accounted for 21% of CO2 emissions from fossil fuel consumption in 2005.) To avoid micro-management, the Proposal gives Standard Pacific's board substantial discretion in determining what the goal should be.

Under the approach taken in SLB 14C, as well as the Staff's 2007 Exxon Mobil determination, exclusion of the Proposal on ordinary business grounds is inappropriate.

---

1 Great Plains Energy (publicly available Feb. 27, 2007).
2 Dow Chemical Co. (publicly available Feb. 23, 2005).
3 ACE Ltd. (publicly available Mar. 19, 2007).
4 Wells Fargo & Co. (publicly available Feb. 16, 2006).
5 American International Group, Inc. (publicly available Feb. 19, 2004).
6 Wachovia Corp. (publicly available Feb. 10, 2006).
7 Exxon Mobil Corporation (publicly available Mar. 23, 2007).

The Proposal unambiguously seeks to minimize or eliminate adverse impacts on the environment and does not focus on internal assessment of risks or liabilities. Moreover, there is no question that the subject of reducing a company's contribution to global climate change implicates a significant social policy issue.[8] Accordingly, we respectfully request that the Staff decline to concur with Standard Pacific's view that it is entitled to omit the Proposal in reliance on the ordinary business exclusion.

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance in this matter.

Very truly yours,

Laura J. Shaffer
Director of Shareholder Activities

cc: Clay A. Halvorsen
Fax # 949-789-1609

[8] See, e.g., Unocal Corporation (publicly available Feb. 23, 2004) (declining to allow exclusion of a proposal asking the company to report on "how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions"); Reliant Resources Inc. (publicly available Mar. 5, 2004) (same).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Standard Pacific Corp.
Incoming letter dated January 18, 2008

The proposal requests that the board adopt quantitative goals, based on available technologies, for reducing total greenhouse gas emissions from the company's products and operations, and report to shareholders on its plans to achieve these goals.

We are unable to concur in your view that Standard Pacific may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Standard Pacific may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

William A. Hines
Special Counsel

END